Exhibit 12(a)

CLECO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)
	For the three months ended	For the six months ended	For the twelve months ended
June 30, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 17,782	$ 31,835	$ 77,938
Income taxes	9,564	17,666	41,974

Earnings from continuing operations before income taxes	$ 27,346	$ 49,501	$ 119,912
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Fixed charges:
Interest, long-term debt	$ 13,511	$ 26,489	$ 52,316
Interest, other (including interest on short-term debt)	1,736	2,929	816
Amortization of debt expense, premium, net	619	1,135	2,186
Portion of rentals representative of an interest factor	164	349	680

Total fixed charges	$ 16,030	$ 30,902	$ 55,998
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Earnings from continuing operations before income taxes	$ 27,346	$ 49,501	119,912
Plus: total fixed charges from above	16,030	30,902	55,998
Plus: amortization of capitalized interest	180	359	718
Less: long-term interest capitalized	(2,832)	(5,504)	(11,110)

Earnings from continuing operations before income taxes and fixed charges	$ 40,724	$ 75,258	$ 165,518
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Ratio of earnings to fixed charges	2.54 x	2.44 x	2.96 x
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Total fixed charges from above	$ 16,030	$ 30,902	$ 55,998
Preferred stock dividends*	537	1,094	2,203

Total fixed charges and preferred stock dividends	$ 16,567	$ 31,996	$ 58,201
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Ratio of earnings to combined fixed charges and preferred stock dividends	2.46 x	2.35 x	2.84 x
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*  Preferred stock dividends multiplied by the ratio of pretax income to net income.